EXHIBIT 4.74

                             AUDIT COMMITTEE CHARTER
                            (Adopted April 21, 2005)

A.       Mandate

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee has been established (within the meaning of section 3(a)(58)(A) of the Exchange Act) with the following duties and responsibilities:

         Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure

         Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance

         Monitor the independence and performance of the Company's independent auditors Provide an avenue of communications among the independent auditors, management and the Board of Directors Encourage adherence to, and continuous improvement of, the Company's policies, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

B.       Composition and Meetings

Audit Committee members shall meet the requirements of the TSX and US Securities and Exchange Commission. The Audit Committee will have, at least, one member who meets the definition of "audit committee financial expert" (as defined under Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide). The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.



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Audit Committee members shall be appointed by the Board. If the Audit Committee
Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet, at least annually, with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, on a quarterly basis, the Committee or its Chair, should communicate with management the Company's financial statements and any significant findings based upon the Auditors limited review procedures, if any.

C.       Responsibilities and Duties

Review Procedures

         1. Review the Company's annual audited financial statements and management discussion and analysis prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

         2. In consultation with management and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management's responses.

         3. In consultation with management, review the Company's quarterly financial results and management discussion and analysis prior to the release of earnings. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the independent auditors.

Independent Auditors

         4. The independent auditors are directly accountable to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.



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         5.       Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

         6. On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company or any member of management, that could impair the auditor's independence.

         7. Review the independent auditors audit plan and engagement letter.

         8. Discuss the year end results with the Committee before releasing.

         9. The Committee shall consider the independent auditors' judgments about the quality and appropriateness of the
                  Company's accounting principles as applied in its financial reporting.

Responsibilities

         10. At least on an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

         11. The Chairman, with the assistance of the entire Committee, shall annually produce a report to shareholders to be included in the Company's information circulars. The Chairman of the Audit Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, any financial documents submitted to the TSX in Canada or the Securities and Exchange Commission in the United States and information circulars.

         12. Oversee the establishment and implementation of the Company's Code of Business Conduct and Ethics and Whistle-Blower Policy and Procedures.


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